Shareholder Proxy Vote

At a special meeting of the shareholders, held on August 7, 2012, shares were voted as follows on the reorganization of the Winslow Green Growth Fund into the Brown Advisory Winslow
Sustainability Fund:

  For     Against   Abstain
         5,569,836                  5,052    19,068